

IntelliCell BioSciences

Ticker: SVFC

Investor Presentation

March 2012

Safe Harbor

Statements in this presentation that are not descriptions of historical facts are forward-looking statements relating to future events, and as such all forward-looking statements are made pursuant to the Securities Litigation Reform Act of 1995. Statements may contain certain forward-looking statements pertaining to future anticipated or projected plans, performance and developments, as well as other statements relating to future operations and results. Any statements in this presentation that are not statements of historical fact may be considered to be forward-looking statements. Words such as "may," "will," "expect," "believe," "anticipate," "estimate," "intends," "goal," "objective," "seek," "attempt," or variations of these or similar words, identify forward-looking statements.

These forward-looking statements by their nature are estimates of future results only and involve substantial risks and uncertainties, including but not limited to risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, successful completion of the Company's proposed restructuring, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed from time to time in our reports filed with the Securities and Exchange Commission. There can be no assurance that our actual results will not differ materially from expectations and other factors more fully described in our public filings with the U.S. Securities and Exchange Commission, which can be reviewed at www.sec.gov.

IntelliCell
BioSciences

About IntelliCell BioSciences

IntelliCell is an emerging leader in regenerative medicine that leverages a proprietary process to harvest stromal vascular fraction cells from adipose (fat) tissue.

OPPORTUNITY HIGHLIGHTS

- IntelliCell's patented process offers significant advantages over competing technologies using enzymes.

- Process now available for use by physicians in the U.S. and will be offered at IntelliCell's Center of Excellence in New York in Q1 2012.

- Technology licensing agreements (both pending and secured) to drive significant royalty revenues abroad.

- ICBS Research, Inc., a wholly-owned subsidiary, will soon commence clinical studies at prominent medical centers to obtain FDA approval for major clinical indications.

IntelliCell
BioSciences

About IntelliCell SVFs

IntelliCell provides access to adipose-derived stem cells from stromal vascular fraction cells ("SVFs").

- SVFs are a heterogeneous mixture of regenerative cells and autologous adult stem cells that promote the healing of injured tissue.

- SVFs contain not only adult stem cells, but also fibroblasts, growth factors, and other cellular components that may dramatically improve efficacy as compared to isolated adult stem cells.

- In the EU and Japan, SVFs are used to treat common medical conditions including cardiovascular disease, soft tissue defects, injuries, and wounds.

- SVFs are being evaluated in numerous clinical and preclinical studies globally.

IntelliCell
BioSciences

SVF Characteristics

The use of stromal vascular fraction cells has significant advantages over stem cells and regenerative cells derived from other sources such as blood and bone marrow.

SVFC CHARACTERISTICS

- **Anti-apoptosis:** Can stop cell death.

- **Revascularization:** Can grow new blood vessels.

- **Differentiation:** Can generate new tissue, including neural tissue.

- **Homing:** Can go to the site of damage.



Cellular compartments of adipose tissue – SVFCs reside in the outer wall of the blood vessels that are in the adipose tissue.

IntelliCell
BioSciences

IntelliCell Harvesting Procedure

PROCEDURE OVERVIEW

- Minimally invasive outpatient procedure performed under local anesthetic.

- Safe with no risk of disease transfer, rejection, or allergic reaction.

- Low cost of procedure, with a high number of stem cells harvested.

- Two-ounces of fat harvested from the abdomen or thigh (in approximately 15 minutes) compared to six ounces of fat required for leading enzyme-based competitors.



SVF Separation Process

IntelliCell's process utilizes advanced ultrasonic cavitation and does not alter the relevant biological characteristics of cells or tissues – as a result, IntelliCell requires no FDA pre-market approval to operate.

PROCESSS HIGHLIGHTS

- 500M to 1.2B cells derived from two ounces of adipose tissue.

- Less than 30 minutes required for manufacturing cells versus competitors 120 minutes.

- SVFs can be used immediately or cryo-preserved for future use.

- Low cost of disposables (approximately $10/patient).

- Regulated by the FDA under Section 361 and 1271.10(a).

IntelliCell
BioSciences

Superior Technology

Using IntelliCell's Proprietary Ultrasound Cavitation Technique, SVFs can be separated at low cost and in less time, as compared to competing technologies that utilize enzymes.

An antibody flow cytometry study performed by Millipore, a division of Merck, confirms the high-quality composition of IntelliCell SVFs.







Comp-YEL-HLog:: Yellow Fluorescence (YEL-HLog)
Q1
6.54%
Q2
32.3%
Q4
5.20%
Q3
56.0%
Comp-GRN-HLog:: Green Fluorescence (GRN-HLog)
166y_105r_90g.fcs
Live Cells
3883
Comp-YEL-HLog:: Yellow Fluorescence (YEL-HLog)
Q5
8.47%
Q6
29.0%
Q8
12.8%
Q7
49.7%
Comp-RED-HLog:: Red Fluorescence (RED-HLog)
166y_105r_90g.fcs
Live Cells
3883
Comp-GRN-HLog:: Green Fluorescence (GRN-HLog)
Q9
18.4%
Q10
70.2%
Q12
3.61%
Q11
7.78%
Comp-RED-HLog:: Red Fluorescence (RED-HLog)
166y_105r_90g.fcs
Live Cells
3883

SVF Opportunity

IntelliCell's regenerative solutions are ideally positioned to restore function by enabling the body to repair damaged, aging, and diseased cells, tissues, and organs, across major disease states and conditions.

MAJOR DISEASES

- Orthopedics
- Osteoarthritis
- Type II Diabetes
- Parkinson's Disease
- Alzheimer's
- Cerebral Palsy
- Autism
- Multiple Sclerosis
- Hypertension
- Stroke
- Burns

ANTI-AGING

- Lines and Wrinkles
- Hair Loss
- Breast Augmentation
- Scars (acne and other)
- Face & Hands Volume Filling

IntelliCell
BioSciences

Worldwide Patent Filed

Ultrasonic Cavitation Derived Stromal or Mesenchymal Vascular Extracts and Cells Derived from Adipose Tissue and Use

- IP covers the methods of obtaining SVFs from adipose tissue using ultrasonic cavitation, a manufacturing method that has significant cost and time advantages over any other method of producing SVFs.

- Filed on December 27th, 2010.



IntelliCell
BioSciences

Business Model Overview

IntelliCell will derive revenues from multiple sources, each representing a significant new market opportunity.

TECHNOLOGY LICENSING

Technology license and lab suite sales and leasing to physicians, groups, and surgery centers.



LICENSING PARTNERS

International Partners who pay upfront fees plus royalties on fees generated.



CENTERS OF EXCELLENCE

Centers of Excellence will offer IntelliCell Procedures and SVF treatments and allow other physicians to treat patients.



SVF CRYO STORAGE

Cryo-storage of cells will ensure future SVF use by patients and their physicians.



IntelliCell
BioSciences

Technology Licensing

IntelliCell will license its suite of technology and protocol to physicians or surgery centers for use among their patients.

ICBS Lab Technician runs the process ensuring quality control and GMP & GLP compliance.

OPPORTUNITY HIGHLIGHTS

- **Orthopedics:** Over 1 Million Hip and knee replacements, 600,000 back procedures performed annually in the U.S. where SVFs could potentially mitigate the need for surgery.

- **Sports Medicine:** A $1.3B addressable market and a key corporate focus with meaningful partnerships already secured.

- **Periodontal Disease:** A $6B addressable market; IntelliCell has recently completed case studies using SVFs in the treatment of gum recession showing no need for grafting.

IntelliCell
BioSciences

Technology Licensing Cont.

SPORTS MEDICINE

Sports Medicine is a key strategic focus for IntelliCell as it seeks to build broad brand awareness among both professional and non-professional athletes.

- IntelliCell's efforts led by Dr. James Andrews of the Andrews Sports Medicine and Orthopedic Centers.

- Planned multi-center clinical study exploring SVF's impact on osteoarthritis of the knee.

MARKET OPPORTUNITY

- 17,000 Professional Athletes in the U.S.

- 50,000 NCAA Division I Athletes in the U.S.

- Millions of amateur athletes and aging boomers.



Matthew Williams for ESPN.com

Dr. James Andrews performs elbow surgery at St. Vincent's in Birmingham, Ala. Andrews has done 40,000 surgeries, mostly on knees, shoulders and elbows.

IntelliCell
BioSciences

Technology Licensing Cont.

REVENUE MODEL FOR LICENSING

- $150,000 in upfront licensing fees for equipment, installation, and training.

    - Yields high margin revenues for IntelliCell.

- $1,000 in per procedure fees to IntelliCell.

    - Two procedures per week per lab generates $100,000 in annual revenues for IntelliCell.

    - IntelliCell estimates 100 labs will be operational by year-end 2013.





IntelliCell
BioSciences

Licensing Partners: Territories

IntelliCell has licensed its Technology to International partners for large upfront payments and ongoing royalties.

SECURED PARTNERS

- Licensed by RegenaStem in Canada (operating as IntelliCell BioSciences of Canada) for $500,000 upfront and a 30% share of revenues.

- Licensed by Cell-Innovations, Pty Limited in Australia for $700,000 upfront and a 12.5% share of revenues.

PROSPECTIVE PARTNERS

- Middle East led by Saudi Arabia

- Thailand

- Malaysia

- Indonesia

IntelliCell
BioSciences

Licensing Partners: Indications

ACTIVE PARTNERSHIP DISCUSSIONS

- **Wound Care:** The Global wound care market generated $6.2B in 2010. Over the course of the next decade, demand for advanced wound care will increase due to an increasing prevalence of chronic wounds as diabetes and obesity rates increase.

- **Heart Disease:** Cytori, an IntelliCell peer that harvests stem cells from adipose tissue using enzymes, is sponsoring three European clinical trials to evaluate the use of adipose-derived stem and regenerative cells in the treatment of acute myocardial infarction and chronic myocardial ischemia and recently received FDA approval for IDE.

  - Adipose stem cell heart attack trial data published in the *Journal of American College of Cardiology* in January 2012.

  - IntelliCell is in discussion with several partners who may desire a substantially similar solution that leverages IntelliCell technology.

Centers of Excellence

Centers of Excellence are IntelliCell managed locations where patients can receive SVF treatments.

- First Center to open in April 2012 offering cosmetic and dermatologic procedures.

- Centers of Excellence receives $10,000 per patient per procedure versus $1,000 in the lab sales model.

- Centers of Excellence receives $2,500 per procedure when other physicians utilize the facility.

PLANNED CENTERS

- Beverly Hills, CA

- Miami, FL

- Houston, TX



IntelliCell's first Center of Excellence located at 460 Park Avenue in New York, New York.

IntelliCell
BioSciences

SVF Cryo-Storage

IntelliCell's Cryo-Storage Service will create a large stream of high-margin recurring revenues.

- $500 for initial collection.

- $200 per dose per year for storage.

- $1,000 for removal from storage and shipment to physicians for use by patient.

OPPORTUNITY

- 500,000 liposuction procedures performed annually, an ideal source of customers who have ready access to adipose tissue.

- Examining acquisitions and joint ventures opportunities with several prominent cryo-storage companies.

IntelliCell
BioSciences

Leadership Team

Dr. Steven Victor, Chairman and CEO

- Cosmetic Dermatologist.

- Developed initial products for Medicis.

- Founder LaserSculpt Network.

- Graduated NYU and New York Medical College.

Jonathan Schwartz, VP Sales

- 30 years experience in the medical device industry.

- Consulting for medical technology as a product expansion expert.

- Extensive network of contacts in North America, Europe, South America and Asia.

.

Robert Sexauer, Ex VP of Clinical Research

- 30 year executive medical industry experience

- Focus on regenerative medicine clinical study and commercialization projects

- Significant international market entry experience

- Specialization in corporate development, M&A, emerging companies

Sara Young, Director of Lab QC

- Quality Analyst, Shands Hospital, University of Fl

- Program Coordinator Assistant, VA Medical Center

- Quality Assurance Manager, RTI Biologics

- Certified tissue back specialist

Donald Barresi, Sales

- Eight years of cosmeceutical and medical device sales experience.

- Owned and managed a successful medical spa and dermatology center in New Jersey.

- Graduated from St. Johns University with a degree in marketing

IntelliCell
BioSciences

Board of Scientific Advisors

Dr. James Andrews, Andrew Sports Medicine & Orthopedic Centers

Dr. Fred Nicola, DISC Orthopedics, Oakland Raiders

Dr. Alberto Goldman, Plastic Surgeon, Brazil

Dr. Sydney Coleman, Plastic Surgeon, New York

Dr. Nicholas Toscano, Periodontist, Editor-in-Chief at JIAD

Dr. Greg Cavaliere, Orthopedic Surgeon, NY Rangers

Dr. Joshua Hackel, Andrews Sports Medicine & Orthopedic Centers

Wilson Tawe Ph.D., Millipore

Dr. Anthony Maddalo, Orthopedic Surgeon, NY Rangers

Dr. Peter Bruno, Internist, New York City

Dr. Eric Richter, Neurologist, Chief LSU

Dr. Norman Rowe, Plastic Surgeon, New York

Dr. Jeff Dugas, Andrews Sports Medicine & Orthopedic Centers

Kevin Wilk, Andrews Sports Medicine & Orthopedic Centers

IntelliCell
BioSciences



Ticker: SVFC
IntelliCell BioSciences, Inc.
30 East 76th St., 6th Floor
New York, NY 10012

info@intellicellbiosciences.com
(212) 249-3050